Exhibit 99.7

Marek Dworzanowski

Independent Consulting Metallurgical Engineer

975 Route du Plateau, Trejouls, 82110, France

CONSENT of QUALIFIED PERSON

I, Marek Dworzanowski, consent to the public filing of the technical report titled South West Arkansas Project Pre-Feasibility Study and dated 18th September 2023 (the “Technical Report 09/2023”) by Standard Lithium Ltd and any extracts from or a summary of the Technical Report 09/2023.

I certify that I have read the press release dated 8th August 2023 issued by Standard Lithium Ltd, (the "Disclosure") in which the findings of Technical Report 09/2023 are disclosed. The Disclosure fairly and accurately represent the information in the Sections of the Technical Report 09/2023 for which I am responsible.

Dated this 18th September 2023.

Signature of Qualified Person

MAREK DWORZANOWSKI

Name of Qualified Person